SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


                      BARRINGER LABORATORIES, INC.
                             (Name of Issuer)

                Common Stock, par value $.01 per  share
                      (Title of Class of Securities)

                          068508 10 0
                        (CUSIP Number)

Richard  S.  Rosenfeld                       John  D.  Hogoboom, Esq.
Vice  President  - Finance                   Lowenstein,  Sandler,Kohl,
219  South  Street         with a  copy  to        Fisher  & Boylan, P.A.
New  Providence,  New Jersey 07974           65  Livingston Avenue
(908)  665-8200                              Roseland,  New  Jersey 07068
                                            (201) 992-8700

                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)

                              December 13, 1995
          (Date of Event which Requires Filing of this Statement)

If  the  filing  person has previously filed a statement on  Schedule  l3G  to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

            Barringer Technologies Inc.               84-0720473
___________________________________________________________________________
(2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See
      Instructions):                                     (a) [ ]
                                                         (b) [ ]
___________________________________________________________________________
(3)   SEC Use Only

___________________________________________________________________________
(4)   Source of Funds (See Instructions):  OO

__________________________________________________________________________
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e):                                   [ ]

__________________________________________________________________________
(6)   Citizenship or Place of Organization:     Delaware

__________________________________________________________________________
Number of Shares        (7)   Sole Voting Power:                  432,475
Beneficially Owned      (8)   Shared Voting Power:                      0
by Each Reporting       (9)   Sole Dispositive Power:             432,475
Person With:           (10)  Shared Dispositive Power:                  0
___________________________________________________________________________
(11)  Aggregate  Amount Beneficially Owned by Each Reporting Person:
          432,475
___________________________________________________________________________
(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):
___________________________________________________________________________
(13)  Percent  of Class Represented by Amount in Row  (11):  26.2%
___________________________________________________________________________
(14)  Type  of  Reporting  Person (See Instructions):        CO
___________________________________________________________________________
Item 1.  Security and Issuer.

          This Statement on Schedule 13D (as amended herein, the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Barringer Laboratories, Inc., a Delaware corporation ("Labco"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The principal executive offices of Labco are located at 15000 West 6th Avenue, Suite 300, Golden, CO 80401.

Item 2.  Identity and Background.

          This Schedule 13D is filed on behalf of Barringer Technologies Inc. (formerly, Barringer Resources Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 219 South Street, New Providence, New Jersey 07974. The Company is a holding company with two operating groups. Barringer Instruments Inc. develops, manufactures and markets specialty analytical instruments for drugs and explosives detection, exploration and environmental monitoring applications. Barringer Consumer Products Inc. markets DrugAlert, a drug identification system for in-home testing.

          During the past five years, neither the Company nor any of its directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the Company or any of its directors or executive officers been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Company or any of its directors or executive officers were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Attached is an appendix to Item 2 setting forth certain additional information regarding the directors and executive officers of the Company.

Item 3.  Source and Amount of Funds or Other Consideration.

          This Schedule 13D is not being filed in connection with the acquisition of securities. See Item 6.

Item 4.  Purpose of the Transaction.

          This Schedule 13D is not being filed in connection with the acquisition of securities. The Company has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.  See Item 6.

Item 5.  Interest in Securities of the Issuer.

          Based upon information set forth in Labco's Current Report on Form 8-K dated December 8, 1995, as of December 13, 1995 there were 1,652,016 shares of Common Stock issued and outstanding. As of December 13, 1995, the Company owned 432,475 of such shares, or 26.2% of the total outstanding. The Company possesses sole power to vote or direct the disposition of all of such shares and shares voting or dispositive power with respect to none of such shares.

          John  J.  Harte, a director and executive  officer  of  the
Company,  owns  40,000 shares of Common Stock.   Mr.  Harte  has  not
effected any transactions in the Common Stock during the past 60 days. The Company disclaims beneficial ownership of any of the shares owned by Mr. Harte.

          Other than as set forth in this Schedule 13D, (i) neither the Company, nor to the best of the Company's knowledge, any subsidiary or affiliate of the Company or any of its executive officers or directors, beneficially owns any shares of Common Stock, and (ii) there have been no transactions in the Common Stock effected during the past 60 days by the Company, nor to the best of the Company's knowledge, by any subsidiary or affiliate of the Company or any of its executive officers or directors.

         No other person is known by the Company to have the right to receive or power to direct dividends from, or proceeds from the sale of, the shares of Common Stock owned by the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the terms of a Stock Purchase Agreement, dated December 8, 1995 (the "Agreement"), by and between Labco and the Company, on December 13, 1995 the Company sold to Labco 647,238 shares (the "Shares") of the Common Stock for an aggregate purchase price of $809,048. The purchase price consisted of $300,000 in cash, cancellation of all amounts owed by the Company to Labco pursuant to certain intercompany agreements (aggregating $452,945) and cancellation of $57,103 in accounts receivable due to Labco. After giving effect to the sale of the Shares, the Company continued to own 432,475 shares of Common Stock.

          Under the terms of the Agreement, upon the closing of the sale of the Shares, all intercompany agreements between the Company and Labco terminated and certain collateral securing the Company's obligations thereunder was returned to the Company. However, pursuant to the terms of the Agreement, Labco retained 88,260 shares of Common Stock owned by the Company. In the event that Labco meets certain pre-tax earnings goals for 1996, those shares will be returned to the Company. If Labco does not meet such goals, all or a portion of such shares will be retained by Labco.

          In the Agreement, the Company agreed to terminate all voting arrangements allowing it to vote shares of Common Stock not owned by it and agreed for a period of 24 months not to enter into any such voting arrangements. In addition, the Company granted Labco a right of first refusal until January 2, 1997 giving Labco the right, for a period of thirty days, to purchase shares of Common Stock owned by the Company in the event that the Company wishes to sell any additional shares. In connection with such right, the Company agreed to certain restrictions on the transferability of any Common Stock owned by it until January 2, 1997.

          The right of first refusal and the related restrictions on transfer will terminate upon the first to occur of (i) the sale, within twelve months of the date of the Agreement, of Common Stock sufficient to give any one person or entity ownership of 50% or more of the Common Stock, or (ii) the change of more than three members of the Board of Directors of Labco, other than as a result of resignation, during any twelve month period after the date of the Agreement.

          The description of the Agreement contained herein is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an Exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         A copy of the Agreement is being filed as an exhibit to this
Schedule 13D and is incorporated herein by reference.


                                 Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 29, 1995



                              /s/ Richard S. Rosenfeld
                                  Richard S. Rosenfeld,
                                  Vice President - Finance

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                            Appendix to Item 2

                                                  Principal Employment and
     Name and          Position with Barringer     Principal Business of
Business Address*        Technologies Inc.                Employer


Stanley S. Binder**      Executive Officer and     Executive Officer of
                         Director                  Barringer Technologies
                                                   Inc. - instrument
                                                   manufacturer and marketer
                                                   of in-home drug testing kit
John H. Davies**         Executive Officer and
                         Director                  Executive Officer of
                                                   Barringer Research, Ltd. -
                                                   instrument manufacturer

Kenneth S. Wood**        Executive Officer and
                         Director                  Executive Officer of
                                                   Barringer Technologies Inc.
                                                   - instrument manufacturer
                                                   and marketer of in-home drug
                                                   testing kit

Richard S. Rosenfeld**   Executive Officer and
                         Director                  Executive Officer of
                                                   Barringer Technologies
                                                   Inc. - instrument
                                                   manufacturer and marketer of
                                                   in-home drug testing kit

John J. Harte**          Executive Officer and
                         Director Executive        Officer of Barringer
                                                   Technologies Inc. -
                                                   instrument manufacturer and
                                                   marketer of in-home drug
                                                   testing kit

Richard D. Condon**      Director                  Consultant and director
                                                   to Analytic Technology,
                                                   Inc. - scientific
                                                   instrumentation company

John D. Abernathy
2550 M Street, N.W.
Washington, DC 20037    Director                   Executive Director of Patton
                                                   Boggs, LLP - law firm

James C. McGrath**      Director                   President of McGrath
                                                   International, Inc. -
                                                   international security firm
___________________________
* Except for John H. Davies, a citizen of Canada, all of the directors and executive officers are citizens of the United
      States.

**    Business address is Barringer Technologies Inc., 219 South
      Street, New Providence, New Jersey 07974.

                      Exhibit Index

                        Exhibit                         Page No.

1.          Stock Purchase Agreement, dated
            December 8, 1995, by and between
            Barringer Laboratories, Inc. and
            Barringer Technologies Inc.
            (filed as Exhibit 2.1 to the
            Company's Current Report on
            Form 8-K dated December 13, 1995
            and incorporated herein by
            reference).